UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  June, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 42 - 12º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
 Company Taxpayers’ ID (CNPJ) # 04.032.433/0001 -80
Company Registry ID (NIRE) # 33300275410
Publicly-held Company

RELEVANT NOTICE

In compliance to Law 6,404 of 12/15/1976 - article 157, paragraph 4 and to CVM instruction # 358/02, CONTAX PARTICIPAÇÕES S.A. (“Company”) hereby informs the public the following RELEVANT NOTICE:

In Board of Directors Meeting held today was approved the opening of a Share Repurchase Program of shares issued by the Company in order to maintain such shares in treasury or cancellation to be executed as of the disclosure date of this resolution and its prolongation for 365 (three hundred and sixty-five) days, i.e. until June 29, 2007 (inclusive), pursuant to CVM Instruction 10/80, and subsequent amendments to same, the following having been authorized: (i) Aim of the Program: to repurchase Company shares, with no reduction in capital, in view of the Executive Board’s belief that the current economic conditions warrant such an operation, given the attractive price of the shares on the Stock Exchange; (ii) Resources for the Program: the acquisition will be paid for by debiting the capital and statutory reserve, in the Balance Sheet of March 31, 2006, of R$50,000,000.00 (fifty million Reais) and R$57,476,885.29, (fifty seven million, four hundred seventy-six thousand, eight hundred eighty-five Reais and twenty-nine cents) respectively; (iii) Amount of shares to be acquired: up to 5,886,972 (five million, eight hundred eighty-six thousand, nine hundred and seventy-two) common shares and 11,773,944 (eleven million, seven hundred seventy-three thousand, nine hundred and forty-four) preferred shares, respectively corresponding to 10.00% of the outstanding common shares and 4.67% of outstanding preferred shares; (iv) Amount of outstanding shares: pursuant to Article 5 of CVM Instruction 10/80, the volume of outstanding shares is 58,869,720 (fifty eight million, eight hundred sixty-nine thousand, seven hundred and twenty) common shares and 252,355,850 (two hundred fifty-two million, three hundred fifty-five thousand, eight hundred and fifty) preferred shares; (v) Brokerage companies: the operation will be handled by the following brokerage houses: BRADESCO S/A CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS, Av. Ipiranga nº 282 – 13º andar, São Paulo – SP, CEP nº 01046-920; UNIBANCO INVESTSHOP CORRETORA DE VALORES MOBILIÁRIOS E CÂMBIO S/A, Av. Euzébio Matoso 891, Pinheiros - São Paulo, CEP nº 05423-901; and ITAÚ CORRETORA DE VALORES S/A, Av. Engenheiro Armando de Arruda Pereira nº 707, 15º andar - São Paulo – SP, CEP nº 04309-010.

Rio de Janeiro, June 29, 2006

Michel Neves Sarkis
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29 , 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.